SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of July 2004

                          (Commission File No. 1-14032)

                   Telecomunicacoes Brasileiras S.A.--Telebras
             (Exact name of registrant as specified in its charter)

               Brazilian Telecommunications Corporation--Telebras
                  (Translation of registrant's name in English)

                             SAS--Quadra 6, Bloco E
                             70313-900 Brasilia--DF
                        The Federative Republic of Brazil
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

                              (Check One) Yes      No X
                                             ---     ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                              (Check One) Yes      No X
                                             ---     ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               (Check One) Yes      No X
                                             ---     ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                               (Convenience Translation into English
                                from the Original Previously Issued in
                                Portuguese)


                                Telecomunicacoes Brasileiras S.A. - TELEBRAS


                                Quarterly Financial Information
                                for the Three-month Period
                                Ended March 31, 2004 and
                                Independent Auditors' Review Report


                                Deloitte Touche Tohmatsu Auditores Independente

(Convenience Translation into English from the Original Previously Issued in
----------------------------------------------------------------------------
Portuguese)
-----------

INDEPENDENT AUDITORS' REVIEW REPORT
-----------------------------------

To the Directors and Shareholders of
Telecomunicacoes Brasileiras S.A. - TELEBRAS
Brasilia - DF
-------------

1. We have reviewed the accompanying quarterly financial information (ITR) of Telecomunicacoes Brasileiras S.A. - TELEBRAS as of and for the three-month period ended March 31, 2004, consisting of the balance sheet as of March 31, 2004, the statement of income for the three-month period then ended, performance report and other relevant information, all prepared in conformity with Brazilian accounting practices.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information above referred for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically aimed at preparing such quarterly financial information.

4. As mentioned in Note 1 to the quarterly financial information, TELEBRAS is in the process of discontinuing its operations, awaiting the Extraordinary General Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator, which shall, according to Telebras management, occur only after the judgment of the preliminary injunction regarding a claim for declaration of unconstitutionality that suspended "ad referendum", among others, article 30 of Law 9,986 dated July 18, 2000. Such Law implemented ANATEL's Special Staff to absorb TELEBRAS' employees seconded to ANATEL. This matter shall be addressed again by Telebras' Board of Directors in face enactment of Law 10.871/04 (former Provisional Measure 155/03). Since the aforementioned deliberations have not yet occurred, the financial statements referred to in paragraph 1 have been prepared on a going concern basis and, accordingly, do not include all adjustments to liability accounts as to the amounts that might be necessary to settle obligations, future disbursements or could result from the liquidation process.

(Convenience Translation into English from the Quarterly Information Previously
-------------------------------------------------------------------------------
Issued in Portuguese)
---------------------

Telecomunicacoes Brasileiras S.A. - TELEBRAS


5. As discussed in Note 10 to the financial statements, TELEBRAS is a party to various lawsuits, which have been evaluated and classified by its legal counsel according to the risk of loss to the Company. Based on legal counsel's evaluation, the Company has recorded a contingency provision for lawsuits classified as probable loss but has not recorded a provision for lawsuits classified as possible loss, the amounts of which are disclosed in Note 10. Due to the materiality of the amounts of lawsuits classified as possible loss and therefore not accrued, the Company's net equity may have to be used in full to meet liabilities resulting from the outcome of these lawsuits, with no balance remaining to be distributed to the shareholders.

6. The financial statements for the three-month period ended March 31, 2003, were audited by other independent auditors, who prepared their special report review as of May 23, 2003. The Financial Statements for the period ended December 31, 2003 were also audited by the same auditor who issued their report on January 21, 2004. Both reports thereon, dated May 23, 2003 and January 21, 2004, respectively, contained emphasis with respect to the matters mentioned in paragraphs 4 and 5 above.

7. The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

Brasilia, May 28, 2004

KPMG Auditores Independentes
CRC SP014428/O-6-F-DF

Francesco Luigi Celso
Accountant CRC SP175348/O-5-S-DF

(Convenience Translation into English from the Original Previously
------------------------------------------------------------------
Issued in Portuguese)
---------------------

TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS
--------------------------------------------

BALANCE SHEETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003
(In thousands of Brazilian reais - R$)
--------------------------------------------------------------------------------


                                                    March 31,       December 31,
                                                      2004             2004
                                                   ---------        -----------
ASSETS
------

CURRENT ASSETS                                       159,077          161,321
                                                     -------          -------
Cash and cash equivalents                            142,834          143,687
Recoverable taxes                                      6,496            6,798
Other assets                                           9,747           10,836

LONG-TERM ASSETS                                     111,732          104,704
                                                     -------          -------
Recoverable taxes                                     91,232           89,105
Escrow deposits                                       18,837           13,947
Other assets                                           1,663            1,652
                                                       -----            -----

TOTAL ASSETS                                         270,809          266,025
                                                     =======          =======


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES                                   68,245           65,529
                                                      ------           ------
Suppliers                                                694              569
Taxes and contributions                                  246              128
Employment termination provisions                     39,977           38,905
Provision for contingencies                            3,371            3,527
Payroll and related accruals                           5,493            5,586
Third parties' consignments                              239              235
Other liabilities                                     18,225           16,579


LONG-TERM LIABILITIES                                 99,002           96,362
                                                      ------           ------
Provision for contingencies                           97,998           95,358
Other liabilities                                      1,004            1,004


SHAREHOLDERS' EQUITY                                 103,562          104,134
                                                     -------          -------
Capital                                              219,455          219,455
Accumulated deficit                                 (115,893)        (115,321)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           270,809          266,025
                                                     =======          =======

The accompanying notes are an integral part of this quarterly financial
-----------------------------------------------------------------------
information.
------------

(Convenience Translation into English from the Original Previously
------------------------------------------------------------------
Issued in Portuguese)
---------------------

TELECOMUNICACOES BRASILEIRAS S.A.  - TELEBRAS
---------------------------------------------

STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(In thousands of Brazilian reais - R$)
--------------------------------------------------------------------------------



                                                        March 31,      March 31,
                                                          2004           2003
                                                       ---------       ---------

OPERATING EXPENSES
General and administrative expenses                      (1,686)       (1,758)
Provision for contingencies                              (2,598)       (4,977)

FINANCIAL INCOME (EXPENSES)
Financial income                                          7,151        12,173
Financial expenses                                         (469)         (173)

Other operating income                                      132            29
Other operating expenses                                 (2,192)       (2,302)
                                                         -------       ------

OPERATING INCOME                                            338         2,992

NONOPERATING INCOME                                          42         2,194
                                                             --         -----

NET INCOME BEFORE INCOME AND SOCIAL
  CONTRIBUTION TAXES                                        380         5,186

INCOME TAX                                                 (699)       (1,814)

SOCIAL CONTRIBUTION TAX                                    (253)         (654)
                                                           -----         ----

NET INCOME                                                 (572)        2,718
                                                           =====        =====


NET INCOME PER SHARE                                    0.00000        0.00000


Shares outstanding (excepting treasury shares)
(thousands)                                         556,429,222    556,429,222


The accompanying notes are an integral part of this quarterly financial information.
--------------------------------------------------------------------------------

(Convenience Translation into English from the Quarterly Information Previously
-------------------------------------------------------------------------------
Issued in Portuguese)
---------------------


TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS
--------------------------------------------

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004
(Amounts in thousands of Brazilian reais - R$)
--------------------------------------------------------------------------------

1 - COMPANY'S OPERATIONS

Telecomunicacoes Brasileiras S.A - TELEBRAS is a mixed-capital corporation under jurisdiction of the Ministry of Communications and began operations on November 9, 1972, as authorized by Law No. 5,792 of July 11, 1972, having been the holding company of 54 telecommunications concessionaires (27 fixed telephone operators, 26 cellular operators and 1 long distance carrier) until the spin-off held on May 22, 1998.

The Extraordinary General Shareholders' Meeting held on May 22, 1998 approved the partial spin-off of TELEBRAS, which resulted in the incorporation of 12 new holding companies that were privatized on July 29, 1998, continuing the Company as a shell company and no longer as the TELEBRAS System holding company.

As a result of the spin-off held on May 22, 1998 (based on the balance sheet as of February 28, 1998), TELEBRAS no longer has operational assets generating income and basically has sustained its operations with income from financial investments. As of March 31, 2004, the Federal Government held 76.46% of the common voting shares and 47.60% of the total capital that, added to the interest held by other federal government-owned companies, totals 51.38% of the total capital.

The Company is presently in the process of discontinuing its operations, awaiting the Extraordinary General Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator. Such meeting shall occur, according to a decision dated December 27, 2000 from Telebras' Board of Directors, and agreed to by the Ministry of Communications, only after the judgment of the preliminary injunction regarding a claim for declaration of unconstitutionality (ADI) No. 2,310 by the Brazilian Federal Supreme Court ("STF"). However, in face of enactment of Law 10.871 from May 20, 2004, which regulated Provisional Measure 155/03, such matter might be addressed again for a new pronouncement by Telebras' Board of Directors.

2 - PRESENTATION OF FINANCIAL STATEMENTS

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting practices established by the Brazilian corporate law, standards established by the Brazilian Securities Commission (CVM) and, where appropriate, standards applicable to concessionaires of public telecommunications services.

3 - SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a) Estimates

Accounting estimates are based on objective and subjective premises and on Telebras administration's judgment to determine the fair value to be recorded in its financial statements. Provision for contingencies, provision for Telebras' employee severance program and other provision related to benefits to employees. Settlement of transaction based on such estimates might result in values materially different due to deficiencies involved in the estimation process. Telebras revises its estimates and assumptions periodically.

b) Cash Equivalents

Cash equivalents are considered to be short-term investments (daily) and are stated at cost plus accrued interest through the balance sheet date.

c) Recoverable Taxes

Recoverable taxes are composed principally of income taxes withheld at source by third parties, recorded at the net amount expected to be refunded by the Federal Government.

d) Income and Social Contribution Taxes

As from 1998, the Company no longer recognizes deferred tax assets for income and social contribution taxes regarding deductible temporary differences and tax loss carryforwards, due to uncertainty over their future recovery, charging the corresponding effects to income as detailed in Note 6. Income and social contribution taxes are computed according to the effective income and social contribution tax rates. Tax loss carryforwards are offset, when applicable, limited to 30% from taxable income.

e) Other Receivables - Short Term Assets

Payroll and payroll accruals incurred with the employees seconded to give support to the National Telecommunications Agency (ANATEL) and other government agencies, as per specific legislation, are not recorded as Company expenses, but as Other Current Assets, as shown in Note 7.

f) Other Short Term and Long Term Assets

Such credits are recorded at their probable realization value.

g) Vacation Provision

Vacation due to employees (including the employees seconded) is accrued as due.

h) Provision for Contingencies

Provision for contingencies is based on evaluations made by Telebras' legal counselors as to the risk of losses related to the existing lawsuits on the balance sheet date. The nature of the contingencies is summarized in Note 10.

i) Other short and long term liabilities

Such amounts are presented at their known value and when applicable, are accrued for interest earnings, exchange and other restatements up to the balance sheet date.

j) Results

Operating results are computed on an accrual basis.

k) Financial Income (Expenses)

Financial income (expenses) represents interest and monetary variation earned/incurred from financial investments, other assets and liabilities.

l) Post-retirement Benefit Plans

Contributions to post-retirement benefit plans are actuarially determined and recorded on an accrual basis. Further information regarding such plans is provided in Note 20.

m) Earnings and Book Share Value per Thousand Shares

Earnings and Book Share Value per thousand shares was based on the number of shares outstanding on the balance sheet date, of which 346,399,225,000 are common shares (net of 19,366 thousand treasury shares) and 210,029,997 thousand are preferred shares, totaling 556,429,222 thousand shares as of March 31, 2004 and December 31, 2003).

4 - CASH AND CASH EQUIVALENTS

                                              March 31, 2004   December 31, 2003
                                              --------------   -----------------

Bank accounts                                             25                  27
Short-term investments - Banco do Brasil - FRF       142,809             143,660
                                                     -------             -------

Total                                                142,834             143,687
                                                     =======             =======

5 - RECOVERABLE TAXES

Recoverable taxes consist of the following:

                                                                               Additions
                      ACCOUNTS                          Balance                  Selic      Offset        Balance
                                                      December 31,  Additions  interest   against own    March 31,
                                                          2003      principal     rate       debts         2004
                                                     -------------  ---------  ---------  ------------  ------------

Withholding income tax on financial investments           59,816      2,008       1,186        (699)       62,311
Withholding income tax on dividends                        2,836          -           -           -         2,836
Provision for probable losses                             (2,836)         -           -           -        (2,836)
Withholding income tax on  interest on capital            29,233          -         495      (1,274)       28,454
Other                                                      6,854          -         109           -         6,963
                                                           -----          -         ---      -------        -----
TOTAL                                                     95,903      2,008       1,790      (1,973)       97,728
                                                          ======      =====       =====      =======       ======

Current                                                    6,798                                            6,496

Long term                                                 89,105                                           91,232


In the three-month period, the Company offset R$1,973 against own tax debts related to income tax (IR), social contribution tax (CS), social security funding (PASEP, COFINS), and withholding income tax on salaried employees and service providers - individual and legal entities.

6 - INCOME AND SOCIAL CONTRIBUTION TAXES

Since 1998 the Company has not recorded deferred tax assets relating to income and social contribution taxes on deductible temporary differences and tax losses, because of the uncertainty on future realization. Therefore, the tax effect of such transactions is recognized in income for the year according to actual realization/offset.

6.1  Income Tax and Social Contribution Expenses

Income and social contribution tax expenses, recorded on March 31, 2004 and 2003, were computed as follows:



                                                Income tax        Social contribution tax
                                                ----------        -----------------------

                                            March 31,    March 31,    March 31,  March 31,
                                               2004        2003         2004       2003
                                            --------    ---------    ---------- ----------
Income before income and social                 380        5,186         380      5,186
 Contribution taxes
  Permanent add-backs                            18           37           6         27
                                                ---        -----         ---      -----
Subtotal                                        398        5,223         386      5,213
                                                ---        -----         ---      -----

    Deductible temporary Differences          3,631        5,176       3,631      5,176
                                              -----        -----       -----      -----
    Additions:                                4,639        6,963       4,639      6,963
                                              -----        -----       -----      -----
          Provision for contingencies         2,598        4,978       2,598      4,978
          Provision for suppliers               309          350         309        350
          Provision for PISP                  1,641        1,635       1,641      1,635
          Provision for collective labor         91            -          91          -
                                                 --            -          --          -
Agreement 2003/04
    Deductions:                               1,008        1,787       1,008      1,787
                                              -----        -----       -----      -----
          Provision for suppliers               250          101         250        101
          Provision for PISP                    568        1,686         568      1,686
          Provision for collective labor         76            -          76          -
                                                 --            -          --          -
Agreement 2003/04
          Provision for contingencies           114            -         114          -
                                                ---            -         ---          -
                      Subtotal                4,029       10,399       4,017     10,389
                                              -----       ------       -----     ------

    Offset of tax loss carryforwards         (1,209)      (3,120)     (1,205)    (3,117)
                                              -----       ------       -----     ------
Taxable income                                2,820        7,279       2,812      7,272
                                              -----        -----       -----      -----
    Provision for income and social
       contribution taxes                       699        1,814         253        654
                                                ===       ======         ===       ====

6.2  Tax Credits Available to be Offset

As of March 31, 2004 and December 31, 2003, the Company had off-balance sheet tax credits, relating to deductible temporary differences and tax loss carryforwards, available to be offset in future years, classified by nature and amounts as follows:

                                            March 31, 2004
                                            --------------
                                  Income tax           Social contribution tax
                                  ----------           -----------------------

                   NATURE     Tax basis   Tax rate   Tax basis     Tax rate
                              ---------   --------   ---------     --------
                                                25%                         9%
                                               ---                         --

Provision for contingencies    101,369      25,342      101,369         9,123
Provision for voluntary
  severance program             39,977       9,994       39,977         3,598
Provision for loss -  taxes      2,836         709        2,836           255
Provision for suppliers/
  accounts receivable/FINAM      6,656       1,664        6,656           599
Tax loss carryforwards          36,511       9,128       35,182         3,167
                                ------       -----       ------         -----
Total                          187,349      46,837      186,020        16,742
                               =======      ======      =======        ======


                                         December 31, 2003
                                         -----------------
                                  Income tax           Social contribution tax
                                  ----------           -----------------------
                   NATURE     Tax basis   Tax rate   Tax basis     Tax rate
                              ---------   --------   ---------     --------
                                                25%                         9%
                                               ---                         --

Provision for contingencies     98,885      24,721       98,885         8,900
Provision for voluntary
  severance program             38,905       9,726       38,905         3,501
Provision for loss -  taxes      2,836         709        2,836           255
Provision for suppliers/
  accounts receivable/FINAM      6,581       1,645        6,581           593
Tax loss carryforwards          37,719       9,430       37,994         3,419
                                ------       -----       ------         -----
Total                          184,926      46,231      185,201        16,668
                               =======      ======      =======        ======

Current tax legislation limits the use of tax loss carryforwards in a given year to 30% of its taxable income.

7 - OTHER ASSETS - CURRENT

                                                        2004          2003
                                                        ----          ----
Recoverable costs - employees seconded to ANATEL       5,919         7,083
Recoverable costs - employees seconded to government
  agencies                                                23            17
Sundry credits - former STB                            4,538         4,538
Provision for losses - sundry credits - former STB    (4,537)       (4,537)
Provision for losses - ex-employees                      (17)          (17)
Shares held for sale                                   2,995         2,889
Advance of payment to employees                          165           201
Other                                                  1,141         1,142
Provision for losses - other                            (480)         (480)
                                                       -----         -----

Total                                                  9,747        10,836
                                                       =====        ======

The amount recoverable from ANATEL relates to salaries and related social charges and benefits, which are settled in the following month. (Also included are vacation provision, 13th salary and related charges, which are provisioned monthly and the provision related to Telebras' collective labor agreement).

8 - OTHER ASSETS - LONG-TERM

                                            March 31, 2004    December 31, 2003
                                            --------------    -----------------

PNUD - United Nations Development Program            1,663                1,652
                                                     -----                -----

Total                                                1,663                1,652
                                                     =====                =====

9 - PERSONNEL, SOCIAL CHARGES AND BENEFITS

                                            March 31, 2004     December 31, 2003
                                            --------------     -----------------

Salaries, wages and professional fees
  Payroll and compensations                            499                    34
Social charges Payroll accruals                      2,792                 2,958
Benefits Fringe benefits                               610                   807
Collective labor agreement                           1,292                 1,492
                                                     -----                 -----
Payroll withholdings                                   300                   295
                                                       ---                   ---

Total                                                5,493                 5,586
                                                     =====                 =====

10 - CONTINGENCIES

10.1 - Lawsuits

TELEBRAS is a party to approximately 661 lawsuits, of which 424 involve labor matters and 237 involve civil matters.

The 661 civil and labor claims in which TELEBRAS is a defendant are evaluated and classified by TELEBRAS' Legal Department according to the risk of loss to the Company as being remote, possible or probable loss. Based on such evaluations, the lawsuits are treated as follows:

o Probable loss = the amount is accrued and disclosed in an Explanatory Note;

o Possible loss = the amount is not accrued but disclosed in an Explanatory
  Note;

o Remote loss = the amount is neither accrued nor disclosed in an Explanatory Note.

Out of a total of 661 lawsuits, 121 (48 civil claims and 73 labor claims) were filed against TELEBRAS and its former subsidiaries, in which TELEBRAS is involved as the holding company of the former TELEBRAS System. Due to the restructuring of the TELEBRAS System and also the spin-off of the holding company TELEBRAS, and considering that the claims were filed originally against the operating companies, which are controlled by the current holding companies of the telecommunications sector, requests for replacement of TELEBRAS in the lawsuits have been filed with the courts. Such requests for replacement of Telebras have been approved by the new holding companies. Most of the requests filed have not yet been ruled on.

A - PROBABLE LOSSES - ACCRUED

An additional provision of R$2,598 (R$4,977 on March 31, 2003) has been recorded in the first quarter 2004. Liabilities as of March 31, 2004 are as follows:

                                  March 31, 2004          December 31,2003
                                  --------------          ----------------
Labor                                      9,923                     9,594
Civil                                     91,446                    89,291
                                          ------                    ------
 Total                                   101,369                    98,885
                                         =======                    ======
Current                                    3,371                     3,527
Long-term                                 97,998                    95,358

As of March 31, 2004, the provision for contingencies of R$101,369, recorded in liabilities, refers to 156 lawsuits (130 labor claims and 29 civil claims). From the amount above mentioned R$79,290 refers to 9 lawsuits contesting the distribution of dividends approved by the 1994 and 1995 Annual Shareholders' Meetings as the reserve for monetary restatement of capital was not included in the paid-in capital amount used to calculate dividends.

B  - POSSIBLE LOSSES - NOT ACCRUED

As of March 31, 2004, the aggregate amount of 282 lawsuits, classified as possible loss, and therefore not accrued, is estimated at a minimum of R$338,681, as follows:

b.1) R$270,178 relates to 13 civil claims filed in 1997 and 1998 against TELEBRAS and its former subsidiaries, relating to a capital increase held in 1997 through the capitalization of prospective subscribers' financial contributions, claiming delivery of TELEBRAS shares at their book value instead of shares from former subsidiaries at market values. There are 2 other civil claims of undetermined amounts.

b.2) R$5,349 relates to 167 labor claims (job reinstatement, overtime payments, bonus, health exposure premium, severance pay fund (FGTS), etc.). There are 2 other labor claims of undetermined amounts.

b.3) R$63,154 relates to 89 civil claims (indemnification related to Telebras' spin-off, damages, annulment of bids, etc.) and 9 other civil claims of undetermined amounts and 19 claims without financial impact on the Company.

C  - REMOTE LOSSES - NOT ACCRUED

As of March 31, 2004, the aggregate amount of 224 lawsuits, classified as remote loss, and therefore not accrued, is estimated at an amount of R$153,729. Civil claims amounting to R$120,038 are related to 98 lawsuits while 126 labor claims amount to R$33,691.

c.1) R$117,782 refers to 35 civil claims (annulment of bidding process, indemnification and privatization) filed against Telebras and its former subsidiaries. The remaining 28 civil claims amount to R$2,256. There are also 35 civil claims of undetermined values.

c.2) R$30,785 refer to 75 labor claims (productivity) and the remaining 51 labor claims represent R$2,906. There is one labor lawsuit of undetermined amount.

10.2 - Prescription of Tax Contingencies

Pending approval by the Brazilian tax authorities, taxes and contributions in general remain available for examination by the tax authorities over a period of five years from their recording date.

11 - VOLUNTARY SEVERANCE PROGRAM

Telebras implemented in September 1998 an early severance program, named "Indemnification Program for Services Rendered (PISP)" to be in compliance with the Telebras post-privatization period, i.e. only maintaining an essential structure and functions until its future dissolution. An amount of R$97,211 was accrued at that date for this severance program, comprising all employees, including those assigned to ANATEL, Ministries and the President's office.

On July 18, 2000, a special staff structure was established at ANATEL by Law No. 9,986, article 30, to absorb TELEBRAS' employees who were assigned to that agency, on the date the law was enacted. However, as claims for declaration of unconstitutionality (ADIs) were filed with the Federal Supreme Court as stated in Note 1, TELEBRAS reinstated those employees on December 27, 2000 and subsequently seconded them again to ANATEL on a chargeable basis. In view of this temporary situation, the Company has decided to maintain in liabilities the amount corresponding to the PISP for those employees.

As of March 31, 2004 the provision for PISP in current liabilities was R$39,977 (R$38,905 as of December 31, 2003), relating to employees not yet dismissed. During the first quarter 2004 Telebras provisioned R$1,641 (R$1,635 as of March 31, 2003).

12 - OTHER LIABILITIES - CURRENT

                                            March 31, 2004    December 31,2003
                                            --------------    ----------------
Sundry creditors -
  telecommunications companies                      17,736              16,378
Social contribution tax                                120                 114
Other liabilities                                      369                  87
                                                    ------              ------
Total                                               18,225              16,579
                                                    ======              ======

13 - SHAREHOLDERS' EQUITY

a) Capital

Subscribed and paid-in capital is R$219,455, represented by 556,448,588 thousand shares without par value, as follows:

                                            March 31, 2004    December 31,2003
                                            --------------    ----------------

Common shares - thousands                      346,418,591         346,418,591
Preferred shares - thousands                   210,029,997         210,029,997
                                               -----------         -----------
Total                                          556,448,588         556,448,588
                                               ===========         ===========
Book value per thousand shares - R$                  0.186               0.187
                                                     =====               =====

As of March 31, 2004, the Company had 19,366 thousand common shares in treasury.

b)  Dividends

Article 22 - The preferred shares shall not be entitled to any vote, however, they shall be entitled to priority in the reimbursement of capital and to non-cumulative dividends at the rate of 6% (six per cent) per year, on the amount resulting from the division of the subscribed capital by the total number of shares of the Company.

According to Telebras' bylaws, preferred shares are not entitled to any vote, except in the circumstances defined by law, are entitled to priority in the reimbursement of capital and to a noncumulative minimum dividend at the rate of 6% per year, on the subscribed and paid-in capital. No dividends were paid with respect to 2003, due to accumulated losses.

14 - FINANCIAL INSTRUMENTS

As of March 31, 2004, Telebras' financial instruments include short-term investments stated at cost plus interest at market rates, accrued through the balance sheet date. The Company did not enter into derivative operations.

15 - FINANCIAL INCOME (EXPENSES)

o Financial income                       March 31, 2004      March 31, 2003
                                         --------------      --------------

  Short-term investments                          5,233               7,056
  Recoverable taxes                               1,791               4,957
  Other assets                                      127                 160
                                                    ---                 ---
  Total                                           7,151              12,173
                                                  =====              ======

o  Financial expenses                    March 31, 2004      March 31, 2003
                                         --------------      --------------

  Tax on Bank Transactions (CPMF)                    70                  70
  Losses on shares held for sale                      -                 103
  Sundry creditors - telecommunications
    companies                                       397                   -
  Other liabilities                                   2                   -
                                                   ----                ----
  Total                                             469                 173
                                                    ===                 ===

16 - GENERAL AND ADMINISTRATIVE EXPENSES

                                         March 31, 2004      March 31,2003
                                         --------------      -------------

      Third-party services                          935              1,083
      Payroll, payroll accruals and
        fringe benefits                             532                454
      Rent                                          127                126
      Other                                          92                 95
                                                     --                 --
       Total                                      1,686              1,758
                                                  =====              =====

17 - OTHER OPERATING INCOME

                                         March 31, 2004      March 31,2003
                                         --------------      -------------

      Reversal of Short Term Contingencies          114                  -
      Reversal of Collective Labor
        Agreement Provision (2003/04)                17                  -
      Other income                                    1                 29
                                                      -                 --
      Total                                         132                 29
                                                    ===                 ==

18 - OTHER OPERATING EXPENSES

                                         March 31, 2004      March 31,2003
                                         --------------      -------------

      Taxes and contributions
       (PASEP and COFINS)                           540                667
      Early dismissal program                     1,641              1,635
      Other taxes                                    11                  -
                                                  -----              -----
      Total                                       2,192              2,302
                                                  =====              =====

19 - OTHER NONOPERATING INCOME

                                         March 31, 2004      March 31,2003
                                         --------------      -------------

      Taxes recovery                                  -              2,151
      Other nonoperating income                      42                 43
                                                    ---              -----
      Total                                          42              2,194
                                                    ===              =====

20 - POSTRETIREMENT BENEFIT PLANS

20.1 -   Fundacao Sistel de Seguridade Social - SISTEL

TELEBRAS, together with the other companies of the former Telebras System sponsor private pension and health care plans for retired employees, managed by Fundacao Sistel de Seguridade Social - SISTEL. Until December 1999, all sponsors of the plans managed by Sistel were jointly responsible for the existing plans. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000, thus resulting in a proposal for the restructuring of Sistel's bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Amendments to Sistel's bylaws aimed at enabling Sistel to manage other benefit plans as a multisponsored entity, in view of the new scenario after the privatization of the TELEBRAS System.

Such new bylaws restructured the Sistel Benefits Plan (PBS) into several individual plans, with the segregation and transfer of assets and liabilities to the new individual plans, divided between "Plan PBS-A" and "Sponsors' Plans". Accounting segregation of the plans was implemented by Sistel effective February 1, 2000.

In accordance with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, the cost of the plans began, in December 2000, to be equally shared between the sponsor and the participating employees. This decision was ratified by the Board of Trustees of Fundacao Sistel in the Extraordinary Meeting held on November 29, 2000. Therefore, sponsor contribution is now 8% of salaries of participating employees.

TELEBRAS sponsors the following plans:

o    PBS - A

PBS A is a defined benefit plan. Sponsors shall make cash contributions in case the plan assets are not sufficient to meet future retirement benefit obligations.

This plan is composed of all participants of the PBS plan retired prior to January 31, 2000, with all sponsors and Sistel being jointly liable for the plan.

o    PBS - TELEBRAS

PBS TELEBRAS is a defined benefit plan. TELEBRAS shall make cash contributions in case the plan assets are not sufficient to settle future retirement benefit obligations.

This plan covers the TELEBRAS plan participants who were not retired as of January 31, 2000. Joint liability between the sponsors of the plans managed by Sistel no longer exists.

o    PAMA

The Post-retirement Health Care Plan- PAMA was created in June 1991 to provide health care benefits to retired participants/beneficiaries of the PBS-A and PBS-Telebras plans at shared costs. According to the regulation, PAMA is funded by sponsors' contributions at a rate of 1.5% levied on payrolls of active participants covered by the PBS plans.

o    TELEBRASPREV

Implemented in the first semester of 2003, TelebrasPrev is a mixed supplementary pension plan approved by the Secretariat for Social Security and Supplementary Benefits, from the Social Security Ministry, on December 3, 2002. It is based on a defined contribution for programmable benefits (retirement) and risk benefits (sickness benefit, disability compensation and death benefit). TelebrasPrev participants are former participants of PBS-TELEBRAS. TELEBRAS must not make any cash contributions in case the plan assets are not sufficient to settle future retirement benefit obligations.

As of March 31, 2004, the status of the Sistel plans is as follows:

a)   PBS-TELEBRAS and PBS-A

                                                        PBS - TELEBRAS                                 PBS-A

                                            March 31, 2004     December 31, 2003      March 31, 2004    December 31 ,2003
                                            --------------     -----------------      --------------    -----------------

Mathematical reserves and funds                    113,112                99,438           4,169,181            4,040,836
Other liabilities                                      176                   861               2,013                3,451
                                                   -------               -------           ---------            ---------
Total reserves and other liabilities               113,288               100,299           4,171,194            4,044,287
(-) Total plan assets                              126,917               120,014           5,016,321            4,645,840
                                                   -------               -------           ---------            ---------
(=) Accumulated surplus                             13,629                19,715             845,127              601,553

In the first three months of 2004, Company's contributions to PBS-TELEBRAS represented R$64 (no contribution was provided for the same previous period).

b)   PAMA

                                         March 31, 2004      December 31, 2003
                                         --------------      -----------------
Assistance and administrative funds             498,892                488,899
Other liabilities                                 1,267                    350
                                                -------                -------
Total funds and other liabilities               500,159                489,249
Total assets of Sistel                          500,159                489,249

In the first three months of 2004, Company's contributions to PAMA amounted to R$12 (R$77 for the same previous period).

c)   TELEBRASPREV

                                         March 31, 2004      December 31, 2003
                                         --------------      -----------------
Mathematical reserves and funds                 221,788                209,677
Other liabilities                                   957                  2,219
                                                -------                -------
Total reserves and other liabilities            222,745                211,896
Total plan assets                               222,745                211,896

In the first three months of 2004, Company's contribution to TELEBRASPREV amounted to R$217 (R$3 for the same previous period).

20.2 - TELEBRAS' withdrawal

TELEBRAS' withdrawal as sponsor of Fundacao SISTEL, either by formal petition or because of its dissolution, is subject to the procedures set forth by SISTEL's bylaws and Resolution No. 06 of the Social Security Ministry - MPAS/CPC of April 7, 1988, which determines prior verification of the adequacy of the assets to cover the mathematical reserves corresponding to the plan, through an actuarial valuation at that moment, which may result in the need or not for additional funding by TELEBRAS.

Law No. 9,986 (published on July 19, 2000) established that regulatory agencies absorbing the special staff structure as per articles 19, 27 and, more specifically, article 30, which created the ANATEL Special Staff, may, as successors, become sponsors of pension funds, to which the employees composing such structure are linked, while complying with the requirement for contribution parity between the sponsor and the participant, in conformity with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, as approved by Sistel's Board of Trustees in the Extraordinary Meeting held on November 29, 2000. As mentioned in Note 22, effectivenesses of articles 27 and 30 have been suspended by a preliminary injunction issued by the STJ federal appellate court. Besides the afore-mentioned suspension, such articles have also been revoked by provisional measure 155/03; later enacted as Law 10.871, on May 20, 2004 (Official Gazette from May 21, 2004).

21 - GUARANTEES

Pursuant to the privatization process, as stated in the Edital MC/BNDES 01/98 inciso V - Item 4.3 Chapter 4 - Rights and Obligations from Purchasers of Telecom Holding Companies' Shares, the twelve new holding companies were obliged to replace TELEBRAS' guarantees on the borrowings of TELEBRAS' former subsidiary companies with their own guarantees.

If creditors disagree over the substitution of guarantees offered by the New Holding Companies, these Holding Companies are obliged to offer to TELEBRAS counter-guarantees of a real nature or bank guarantees, as stated by provision VI item 4.3 afore-mentioned.

As of December 31, 2004, TELEBRAS remained as guarantor of Telecomunicacoes de Sao Paulo S.A. - Telesp debt maturing on September 26, 2004, in the amount of USD 310 million (Three hundred and ten million dollars), equivalent to R$ 902 million (R$ 896 million at December 31, 2003). Counter-guarantees have been provided by Telesp Participacoes S.A. (current Telecomunicacoes de Sao Paulo S.A.). Such counter-guarantees provided by Telecomunicacoes de Sao Paulo S.A. are represented by promissory notes issued in favor of TELEBRAS, guaranteed by Telesp Celular Participacoes S.A.

As of July 17, 2003, TELEBRAS has requested Telecomunicacoes de Sao Paulo S.A to provide the substitution of such guarantees.

22 - TRANSFER OF TELEBRAS' EMPLOYEES TO ANATEL

Law No. 9,986 enacted on July 18, 2000 by the Brazilian Congress (Official Gazette - DOU from July 19, 2000), provided for management of human resources from the Brazilian Regulatory Agencies. Among other dispositions, article 30 deals with the creation of a special staff at ANATEL. Such staff structure must absorb employees from Telebras seconded to ANATEL and the Ministry of Communications on the enactment date.

However, two suits for declaration of unconstitutionality (ADIs 2310 and 2315) were filed with the Brazilian Supreme Court against the above mentioned Law. A preliminary injunction related to ADI 2310 has been issued by the STF suspending "ad referendum" from the STF the effectiveness, among others of article 30 from Law 9,986. Telebras received the preliminary injunction from the STF on December 26, 2000.

Following the court decision, on December 27, 2000 TELEBRAS reinstated the 354 employees who were seconded to ANATEL and seconded them again, on a chargeable basis, to that Agency. As of December 31, 2004, 316 employees remained seconded to ANATEL.

The suit for declaration of unconstitutionality no. ADI 2310 has been suspended pending a hearing related to ADI 2315, which addresses questions related to Constitutional Amendment 19/98.

As of December 23, 2003 Provisional Measure 155, which deals with the creation of careers and organization of permanent jobs related to the staff from regulatory agencies was enacted. Provisional measure 155 was enacted into Law
10.871 on May 20, 2004 (Official Gazette from May 21, 2004). Article 27 paragraph 2nd establishes that public servants seconded to the Brazilian regulatory agencies on the date such law was enacted are allowed to remain in such secondment status, on a commission basis inclusive, provided they do not return to their former job or are not dismissed. Law 10,871 revoked articles 27 and 30 from Law 9,986/00.

05.01 - QUARTERLY COMMENTS ON TELEBRAS PERFORMANCE

According to the following table Telebras shareholders' equity for the first quarter 2004 remained the same as compared to year ended December 31, 2003. Other accounts remained almost unchanged compared to Telebras balance sheet as of December 31, 2003.

--------------------------------------------------------------------------
                                                              R$ 1,000,000
--------------------------------------------------------------------------
         Accounts
                        --------------------------------------------------
                               March 31, 2004         December 31, 2003
                        --------------------------------------------------
                          R$        %      (DELTA) %    R$          %
--------------------------------------------------------------------------
Short term assets       159.1     58.7      (1.4)     161.3       60.7
--------------------------------------------------------------------------
Long term asset         111.7     41.3       6.7      104.7       39.3
--------------------------------------------------------------------------
Total assets            270.8    100.0       1.8      266.0      100.0
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Short term liabilities   68.2     25.2       4.1       65.5       24.6
--------------------------------------------------------------------------
Long term liabilities    99.0     36.6       2.7       96.4       36.3
--------------------------------------------------------------------------
Shareholders'equity     103.6     38.2      (0.5)     104.1       39.1
--------------------------------------------------------------------------
Total liabilities       270.8    100.0       1.8      266.0      100.0
--------------------------------------------------------------------------

Such data are the result of management's efforts undertaken to run the Company's assets over time, coupled with the adoption of actions consistent with principles of good management, especially a conservative approach for recording adequate provisions for lawsuits where risk is probable. Explanatory notes related to legal risk arising from possible or remote risk of loss are herein included.

o    Economic Structure

--------------------------------------------------------------------------
                                                              R$ 1,000,000
--------------------------------------------------------------------------
                                                  PERIOD
                        --------------------------------------------------
                             March 31, 2004             March 31, 2003
--------------------------------------------------------------------------
                           R$             %           R$             %
--------------------------------------------------------------------------
Income                    7.3           100.0        14.4          100.0
--------------------------------------------------------------------------
Expenses                 (7.9)         (108.2)      (11.7)         (81.3)
--------------------------------------------------------------------------
Net income               (0.6)           (8.2)        2.7           18.7
--------------------------------------------------------------------------

First quarter 2004 compared to the same previous period presents an irrelevant loss. In the first quarter 2003 the Brazilian Internal Revenue Service - Receita Federal granted a refund request from Telebras in the amount of R$2.1 million related to income tax credit on funds remitted abroad. National Consumer Index Price ("INPC") and interbank interest rate (" SELIC") decrease contributed to reduce Telebras' revenues and expenses, respectively. INPC rate restates contingencies while SELIC rate restates short term investment and recoverable taxes.

Income from short-term investments, the Company's main source of income after the spin-off held on May 22, 1998, has been sufficient to keep the Company running until its liquidation.

Telebras Annual Report 2003 budgetary information used to prepare Telebras Global Expenditure Program ("PDG 2003") is preliminary. Definitive data compared to preliminary data are as follows:

Preliminary data below

                                                                       R$1,00
-----------------------------------------------------------------------------
PDG                              APPROVED             ACTUAL          %
-----------------------------------------------------------------------------
SOURCE OF FUNDS
-----------------------------------------------------------------------------
    Revenues                    40,364,939          43,901,223       109
-----------------------------------------------------------------------------
o     Operating Revenues            67,346              57,697        86
-----------------------------------------------------------------------------
o     Nonoperating revenues     40,297,596          43,843,526       109
-----------------------------------------------------------------------------
USE OF FUNDS
-----------------------------------------------------------------------------
Current expenditure             40,199,190          33,952,609        84
-----------------------------------------------------------------------------

have been replaced by definitive data as follows:

                                                                      R$1,00
-----------------------------------------------------------------------------
PDG                             APPPROVED             ACTUAL          %
-----------------------------------------------------------------------------
SOURCE OF FUNDS
-----------------------------------------------------------------------------
    Revenues                    40,364,939          46,106,923       114
-----------------------------------------------------------------------------
o     Operating Revenues            67,346           2,262,836     3.360
-----------------------------------------------------------------------------
o     Nonoperating revenues     40,297,593          43,844,087     108.8
-----------------------------------------------------------------------------
USE OF FUNDS
-----------------------------------------------------------------------------
Current expenditure             40,199,190          35,726,945      88.9
-----------------------------------------------------------------------------


OTHER COMMENTS:


INSTRUCAO CVM No. 381/03:
Pursuant to Instrucao CVM 381/03 Telecomunicacoes Brasileiras S.A. - TELEBRAS informs that KPMG Auditores Independentes has been retained by Telebras to audit its financial statements for the period ended December 31, 2004 and has not provided any audit service during the first quarter ended March 31, 2004. In addition Telebras informs its former independent auditor Deloitte Touche Tohmatsu Auditores Independent has not provided any non-audit service to Telebras in the quarter ended March 31, 2004.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TELECOMUNICACOES BRASILEIRAS S.A. - TELEBAS



Date: July 21, 2004                 By: /s/ Minoru Oda
                                        ---------------------------
                                    Name:  Minoru Oda
                                    Title: Chief Financial Officer and
                                           Investor Relations Director